Exhibit 99.1

Trina Solar Announces Fourth Quarter and Full Year 2014 Results

CHANGZHOU, China, March 4, 2015 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced its unaudited financial results for the fourth quarter and full year of 2014.

Fourth Quarter 2014 Financial and Operating Highlights

•                  Total module shipments were 1,098.8 MW, consisting of 1,070.5 MW of external shipments and 28.3 MW of shipments to the Company’s own downstream power projects. This compares with total shipments of 1,063.8 MW, consisting of 936.8 MW of external shipments and 127 MW of shipments to the Company’s own downstream power projects, in the third quarter of 2014

•                  Net revenues were $705.0 million, an increase of 14.3% from the third quarter of 2014

•                  Gross profit was $111.0 million, an increase of 8.0% from the third quarter of 2014

•                  Gross margin was 15.7%, compared with 16.7% in the third quarter of 2014

•                  Operating income was $30.5 million, a decrease of 14.4% from the third quarter of 2014

•                  Net income was $13.9 million, an increase of 31.5% from the third quarter of 2014

•                  Net income excluding the net foreign exchange loss was $21.5 million. Net foreign currency exchange loss was $7.6 million, which included a gain on change in fair value of foreign exchange derivative instruments of $1.7 million

•                  Earnings per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) were $0.13, compared with $0.14 in the third quarter of 2014. Excluding net foreign exchange loss, earnings per ADS was $0.21

Full Year 2014 Financial and Operating Highlights

•                  Total solar module shipments were approximately 3.66 GW, an increase of 41.9% from 2.58 GW in 2013

•                  Total net revenues were $2.29 billion, an increase of 28.8% from 2013

•                  Gross profit was $385.6 million, an increase of 76.7% from 2013

•                  Gross margin was 16.9%, compared with 12.3% in 2013

•                  Operating income was $120.1 million, compared with an operating loss of $38.1 million in 2013.

•                  Net income for the full year was $61.3 million, compared with a net loss of $72.2 million for 2013

•                  Earnings per fully diluted ADS for 2014 were $0.74, compared with a loss per fully diluted ADS of $1.01 in 2013

“We are pleased with our solid performance in the fourth quarter. We saw record shipment volumes, maintained our leading position as one of the largest solar companies in the world, and continued to increase our earnings quarter to quarter,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar.

“We also made significant progress in our downstream business. We connected two utility scale solar power plants totaling 210 MW in Xinjiang and Jiangsu provinces, and both are generating electricity. Our project pipeline in China is expanding and we are growing our downstream business at a steady pace. Overseas, we closed the sale of a 13.2 MW project in the UK in December 2014. The cash generated by the sale of the project will provide additional capital for the expansion of our downstream businesses. We expect our growing portfolio of overseas projects in the UK and Japan that we expect to sell upon completion to further contribute to our downstream business expansion in 2015.

“In the second half of 2014, we strengthened our focuses on developing distributed generation (“DG”) projects in China. We have completed a number of projects and we will leverage our experience in developing utility scale projects and our module sales channels to further tap into the DG market and bolster our current downstream pipeline in China in 2015.

“In addition, we continued to deliver impressive new product innovations in solar cell technology. Our deep commitment to R&D and to delivering high quality products ensures our leading position in the very competitive and highly regulated PV industry. Our proven track record for superior quality, innovation, and efficient execution in the manufacturing sector positions us well as we build our company into a major developer and operator of solar projects.

“Overall, 2014 was a successful year for Trina Solar. Both our manufacturing and downstream businesses delivered strong results, and we emerged as the world’s largest supplier of solar modules. We took advantage of the rapidly growing demand in China, the world’s largest market for solar products, as well as the expansion of sales across various Asia-Pacific and Americas markets. We were also able to mitigate the industry trend of declining average sales prices (“ASPs”) without compromising product quality by re-engineering our manufacturing processes and supply chain to drive down costs and by growing our portfolio of downstream projects to increase profitability.

“In 2015, we believe that our focus on technological innovation and delivering the highest quality and diversified module portfolio will drive growth in an expanding market. We will continue to build world-class capabilities and align our global resources to reinforce our leading position in the module business while exploring the utility, DG and other downstream markets.”

Fourth Quarter 2014 Results

Net Revenues

Net revenues were $705.0 million, an increase of 14.3% sequentially and an increase of 34.1% year-over-year. Total shipments were 1,098.8 MW, consisting of 1,070.5 MW of external shipments and 28.3 MW of shipments to the Company’s downstream power projects. This compares with total shipments of 1,063.8 MW in the third quarter of 2014 and 770.1 MW in the fourth quarter of 2013. The sequential increase in revenues and shipments was primarily due to rising shipment volumes to China, Europe and the rest of Asia. The year-over-year increase in revenues and shipments was driven largely by growing demand from key geographical regions, particularly China, Japan and the U.S.

Gross Profit and Margin

Gross profit was $111.0 million, compared with $102.8 million in the third quarter of 2014 and $79.1 million in the fourth quarter of 2013.

Gross margin was 15.7%, compared with 16.7% in the third quarter of 2014 and 15.1% in the fourth quarter of 2013. The sequential decrease in gross margin was the result of several factors, including a change in the sales mix, reflecting higher shipments to China and other Asia-Pacific markets with relatively low ASPs, and fewer shipments to Japan in the quarter, which had relatively higher ASPs compared with other markets, coupled with a general decline in ASPs in some other key markets. The year-over-year margin increase was mainly due to the lower gross profit caused by the disposal and impairment loss on the Company’s downstream projects in the U.S. which was recognized in the fourth quarter of 2013.

Operating Expenses, Income and Margin

Operating expenses were $80.5 million, an increase of 19.9% sequentially and 35.7% year-over-year. The sequential increase was primarily due to an increase in salary, wages and benefits to employees. The Company’s operating expenses represented 11.4% of the fourth quarter net revenues, an increase from 10.9% in the third quarter of 2014 and 11.3% in the fourth quarter of 2013. Operating expenses included a reversal of accounts receivable provisions of 1.0 million in the fourth quarter of 2014, compared with $3.0 million in the third quarter of 2014 and $9.5 million in the fourth quarter of 2013. This provision reversal contributed to the increase in the operating expense ratio sequentially and year-over-year.

As a result, operating income was $30.5 million, compared with $35.6 million in the third quarter of 2014 and $19.8 million in the fourth quarter of 2013. Operating margin was 4.3%, compared with 5.8% in the third quarter of 2014 and 3.8% in the fourth quarter of 2013.

Net Interest Expense

Net interest expense was $8.3 million, compared with $7.0 million in the third quarter of 2014 and $8.2 million in the fourth quarter of 2013.

Foreign Currency Exchange Gain (Loss)

The Company recorded a net foreign currency exchange loss of $7.6 million, which included a gain on change in fair value of foreign exchange derivative instruments of $1.7 million. This compares with a net loss of $15.1 million in the third quarter of 2014 and a net gain of $1.8 million in the fourth quarter of 2013. The loss on foreign currency exchange was mainly due to the depreciation of the Euro and Japanese Yen against the U.S. dollar in the fourth quarter of 2014.

Income Tax Expense (Benefit)

Income tax expense was $1.7 million, compared with income tax expense of $5.2 million in the third quarter of 2014 and income tax benefit of $1.1 million in the fourth quarter of 2013.

Net Income (Loss) and Earnings (Loss) per ADS

Net income was $13.9 million, compared with $10.6 million in the third quarter of 2014 and $15.3 million in the fourth quarter of 2013. Net income excluding the net foreign exchange loss was $21.5 million, compared with $25.6 million in the third quarter of 2014.

Net margin was 2.0%, compared with 1.7% in the third quarter of 2014 and 2.9% in the fourth quarter of 2013. Net margin excluding net foreign exchange was 3.0% in the fourth quarter of 2014.

Earnings per fully diluted ADS were $0.13, compared with $0.14 in the third quarter of 2014 and $0.21 in the fourth quarter of 2013. Earnings per ADS excluding net foreign exchange loss, was $0.21 in the fourth quarter of 2014.

Financial Condition

As of December 31, 2014, the Company had $539.8 million in cash and cash equivalents, and restricted cash. Total bank borrowings were $842.7 million, of which $820.3 million were short-term borrowings, including $82.4 million of the current portion of long-term borrowings.

Shareholders’ equity was $972.8 million as of December 31, 2014, an increase from $930.9 million at the end of the third quarter of 2014.

Full Year 2014 Results

Total module shipments were 3.66 GW, consisting of 3.34 GW of external shipments and 324 MW of shipments to the Company’s downstream power projects, an increase of 41.9% from 2.58 GW in 2013, primarily driven by strong demand from China, Japan and the U.S.

Net revenues were $2.29 billion, an increase of 28.8% from $1.77 billion in 2013. Gross profit was $385.6 million, an increase of 76.7% from $218.2 million in 2013. Overall gross margin was 16.9%, compared with 12.3% in 2013. The gross margin expansion in 2014 was primarily due to faster reduction in manufacturing costs compared with the general decline in ASP and increased sales of downstream solar projects further improve gross margins. Operating profit was $120.1 million, compared with a loss of $38.1 million in 2013. Operating margin was 5.3%, compared with negative 2.1% in 2013.

Net income was $61.3 million, compared with a net loss of $72.2 million in 2013. Net margin was 2.7%, compared with negative 4.1% in 2013.

Earnings per fully-diluted ADS were $0.74, compared with a loss per fully diluted ADS of $1.01 for 2013.

First Quarter and Fiscal Year 2015 Guidance

First Quarter of 2015 Guidance

The Company expects to ship between 840 MW to 870 MW of PV modules, of which 60 MW to 70 MW of PV modules will be shipped to the Company’s downstream PV projects.

Fiscal Year 2015 Guidance

2015 Manufacturing Capacity

The Company expects to achieve annualized capacity at the end of 2015:

•                  Ingot production capacity of approximately 2.8 GW

•                  Wafer capacity of approximately 2.3 GW

•                  PV cell capacity of approximately 3.5 GW

•                  Module capacity of approximately 4.8 GW

The addition of 500 MW cell and 800 MW of module capacity in 2015 will partially come from the low-cost overseas manufacturing facilities that the Company is planning to build or jointly build with local partners in select countries outside of China. The addition of wafer and ingot capacity increase mainly come from equipment update and technology advancement as well as working with domestic partners.

The Company expects total PV module shipments between 4.4 GW and 4.6 GW, of which 700 MW to 800 MW of PV modules will be shipped to the Company’s downstream projects. The total shipment volume represents an increase of 20% to 26 % from 2014.

The Company expects to connect to the grid of 700 MW and 750 MW of downstream PV power projects across the world, including 30%-40% of DG projects in China.

Operations and Business Updates

2014 Manufacturing Capacity

As of December 31, 2014, the Company had annualized:

•                  In-house ingot production capacity of approximately 2.2 GW

•                  Wafer capacity of approximately 1.7 GW

•                  PV cell capacity of approximately 3.0 GW

•                  Module capacity of approximately 4.0 GW

Project Development

In 2014, the Company completed construction of 337 MW solar power projects consisting of 324 MW of utility projects and 13 MW of EPC for DG projects. As of March 4, 2015, the Company has a total of 232 MW solar power projects under operation, of which 22 MW are overseas and 210 MW are in China.

Recent Developments for Projects in China

In the fourth quarter of 2014, the Company connected to the grid a 90 MW solar power plant in Toksun, Xinjiang Province. The plant will be able to generate up to 118 million kWh of electricity per year and was granted a 20-year feed-in-tariff (FIT) of 0.95 RMB/KWh.

In addition, the Company has connected to the grid of a 120 MW utility project in Jiangsu Province at the end of 2014 which is generating electricity.

Recent Developments for International Projects

Outside of China, the Company is adopting tailored strategies for downstream business development that take into account a number of factors for each market, including, among others, the geographic location, the policy and regulatory environment, and the potential internal rate of return. The Company may also cooperate with local partners outside of China to further its project development overseas.

In Europe, the Company sold a 13.2 MW solar power project in the UK to Foresight Group in December 2014. This follows the sale of a similar 10.6 MW solar power project in the UK to the same buyer in September 2014. In addition, another 49.9 MW utility-scale solar power project in the UK is expected to be connected to the grid in the first quarter of 2015 and the Company intends to sell the project in the coming quarter.

Conference Call

The Company will host a conference call at 8:00 a.m. U.S. EST on March 4, 2015 (9:00 p.m. Beijing / Hong Kong, March 4, 2015), to discuss the results for the quarter and year ended December 31, 2014. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Teresa Tan, Chief Financial Officer, Zhiguo Zhu, Chief Operating Officer and President of Trina Solar’s Module Business Unit, and Yvonne Young, Investor Relations Director. Supplemental information will be made available on the Investors Section of Trina Solar’s website at www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 8220-8121.

If you are unable to participate in the call at this time, a replay will be available from 11:30 a.m. EST on March 4th, 2015 through 11:59 p.m. EST on March 23rd, 2015. To access the replay, please dial +1(855)859-2056, international callers should dial +1(404)537-3406, and enter the conference ID 8220-8121.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission.

In addition, the commencement of any downstream project is subject to a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, as well as obtaining certain government approvals, project rights based on the land location, land use rights as well as the right to construct manufacturing facilities in the relevant locations.

These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Christensen IR
Teresa Tan, CFO	Linda Bergkamp
Email: teresa.tan@trinasolar.com	Phone: +1 480 614 3014 (US)
Email: lbergkamp@ChristensenIR.com
Yvonne Young
Investor Relations Director
Phone: + (86) 519-8517-6878 (Changzhou)
Email: ir@trinasolar.com

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2014	2014	2013	2014	2013

Net revenues	$705,039	$616,844	$525,638	$2,286,119	$1,774,971
Cost of revenues	594,009	514,050	446,517	1,900,547	1,556,777
Gross profit	111,030	102,794	79,121	385,572	218,194
Operating expenses
Selling expenses	40,166	36,433	33,566	135,061	132,823
General and administrative expenses	33,494	25,233	19,741	108,150	103,523
Research and development expenses	6,858	5,481	6,007	22,258	19,926
Total operating expenses	80,518	67,147	59,314	265,469	256,273
Operating income (loss)	30,512	35,647	19,807	120,103	(38,079)
Foreign exchange gain (loss)	(9,232)	(16,445)	1,064	(21,934)	(13,576)
Interest expenses	(9,100)	(7,878)	(8,975)	(34,886)	(48,445)
Interest income	795	874	770	2,793	3,958
Gain on change in fair value of derivative	1,677	1,392	729	3,422	2,180
Other income, net	940	2,210	729	7,250	8,696
Income (loss) before income taxes	15,592	15,800	14,124	76,748	(85,266)
Income tax (expense) benefit	(1,687)	(5,222)	1,134	(15,488)	13,030
Net income (loss)	13,905	10,578	15,258	61,260	(72,236)
(Income)/Loss attributable to the noncontrolling interests	(3,290)	909	206	(1,922)	210
Net income attributable to Trina Solar Limited	$10,615	$11,487	$15,464	$59,338	$(72,026)

Earnings (loss) per ADS*
Basic	$0.13	$0.14	$0.22	$0.76	$(1.01)
Diluted	$0.13	$0.14	$0.21	$0.74	$(1.01)
Weighted average ADS outstanding*
Basic	84,105,526	81,685,868	71,064,192	77,630,080	71,071,055
Diluted	84,756,928	82,699,772	72,526,455	85,493,897	71,071,055

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands)

	For the Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2014	2014	2013	2014	2013
Net income (loss)	$13,905	$10,578	$15,258	$61,260	$(72,236)
Other comprehensive income (loss):
Foreign currency translation adjustments	907	4,507	2,856	2,377	6,197
Comprehensive income (loss)	14,812	15,085	18,114	63,637	(66,039)
Comprehensive (income)/ loss attributable to non-controlling interests	(3,470)	945	207	(1,992)	209
Comprehensive income (loss) attributable to Trina Solar Limited	$11,342	$16,030	$18,321	$61,645	$(65,830)

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	As of Dec. 31,	As of Sep. 30,	As of Dec. 31,
	2014	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$392,893	$318,832	$486,686
Restricted cash	146,929	97,657	74,720
Inventories	350,852	451,529	244,532
Project assets held for development and sale	60,105	46,594	73,305
Accounts receivable, net	621,524	556,654	435,092
Current portion of advances to suppliers, net	50,250	51,019	68,253
Prepaid expenses and other current assets, net	150,793	160,892	139,113
Total current assets	1,773,346	1,683,177	1,521,701
Property, plant and equipment, net (including solar projects held for development and operation of $385,477, $226,854 and $48,149 as of each period-end, respectively)	1,253,543	1,096,438	889,752
Project assets held for development and sale	—	1,980	6,097
Land use rights, net	48,076	48,266	43,287
Advances to suppliers, net of current portion	20,751	34,096	41,908
Investment in equity affiliates	25,568	11,483	11,770
Deferred income tax assets, net	30,978	31,992	50,901
Other noncurrent assets	47,304	48,982	1,813
TOTAL ASSETS	$3,199,566	$2,956,414	$2,567,229

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$820,252	$783,883	$935,590
Accounts payable	750,096	669,792	476,533
Accrued expenses and other current liabilities	179,455	155,234	128,420
Total current liabilities	$1,749,803	$1,608,909	$1,540,543
Long-term bank borrowings, excluding current portion	22,434	103,623	100,502
Convertible senior notes	287,500	172,500	—
Accrued warranty costs	103,197	96,363	81,743
Other noncurrent liabilities	35,553	21,398	21,962
Total liabilities	2,198,487	2,002,793	1,744,750
Ordinary shares	43	41	36
Additional paid-in capital	752,384	721,765	663,388
Retained earnings	202,707	192,092	143,369
Accumulated other comprehensive income	17,710	16,983	15,403
Total Trina Solar Limited shareholders’ equity	972,844	930,881	822,196
Non-controlling interests	28,235	22,740	283
Total equity	1,001,079	953,621	822,479
TOTAL LIABILITIES AND EQUITY	$3,199,566	$2,956,414	$2,567,229